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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

INFOCROSSING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205265101

(Cusip Number)

October 21, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970619

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Strategic Associates, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1991689

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Cahill, Warnock Strategic Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only): 52-1970604

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Camden Partners Strategic Fund II-A, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1589837

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Camden Partners Strategic Fund II-B, L.P.		I.R.S. Identification Nos. of above persons (entities only): 06-1589834

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: PN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Camden Partners Strategic II, LLC		I.R.S. Identification Nos. of above persons (entities only): 06-1589836

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: OO

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Edward L. Cahill		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,351,951

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,351,951

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,351,951

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 8.6%

12.	Type of Reporting Person: IN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: David L. Warnock		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

13G/A
CUSIP No. 205265101

1.	Name of Reporting Person: Donald W. Hughes		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 1,936,326

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 1,936,326

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,936,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 11.9%

12.	Type of Reporting Person: IN

Item 1(a).	Name of Issuer

Infocrossing, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The address of the Issuer’s principal executive offices is 1 Christie Heights Street, Leonia, NJ 07605.

Item 2(a).	Name of Person Filing

This statement is filed on behalf of (each a “Reporting Person”): Cahill, Warnock Strategic Partners Fund, L.P. (“CWSP Fund”), Strategic Associates, L.P. (“SA”), Cahill, Warnock Strategic Partners, L.P. (“CWSP”), Camden Partners Strategic Fund II-A, L.P. (“CPS II-A”), Camden Partners Strategic Fund II-B, L.P. (“CPS II-B”), Camden Partners Strategic II, LLC (“CPS”), Edward L. Cahill (“Cahill”), David L. Warnock (“Warnock”), and Donald W. Hughes (“Hughes”).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The principal place of business of CWSP Fund, SA, CWSP, CPS II-A, CPS II-B, CPS, Warnock, and Hughes is One South Street, Suite 2150, Baltimore, Maryland 21202. The principal place of business of Edward L. Cahill is 222 Berkeley Street, 21st Floor, Boston, MA 02116.

Item 2(c).	Citizenship

The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

205265101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     (a) Amount beneficially owned:

     CWSP is the sole general partner of CWSP Fund and SA. Cahill, Warnock and Hughes (the “Partners”) are each general partners of CWSP. The limited partnership agreement for each of CWSP Fund and SA provides that any securities that are acquired by both CWSP Fund and SA shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. The limited partnership agreement for SA provides that it will invest on a side-by-side basis with CWSP Fund. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions. Accordingly, CWSP, CWSP Fund and SA each deny that it is part of any group.

     Similarly, CPS is the sole general partner of CPS II-A and CPS II-B. Warnock and Hughes are each managing members of CPS (the “Members”). The limited partnership agreement for each of CPS II-A and CPS II-B provide that any securities that are acquired by both CPS II-A and CPS II-B shall be sold or otherwise disposed of at substantially the same time and in amounts proportionate to the size of each of their investments. The limited partnership agreement for CPS II-B provides that it will invest on a side-by-side basis with CPS II-A. Notwithstanding these provisions, there is no agreement between the two funds that provides the other with any right to enforce these provisions. Accordingly, CPS, CPS II-A and CPS II-B each deny that it is a part of any group.

     Although the general partner of CWSP Fund and SA is different in name than the general partner of CPS II-A and CPS II-B, CWSP Fund, SA, CPS II-A and CPS II-B (collectively, the “Funds”) share two individuals who make investment decisions for the Funds (Warnock and Hughes). Accordingly, each of the Funds and the Partners may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, the Funds and the Partners each disclaims being members of a group, however, the amounts reported as beneficially owned reflect the ownership levels if CWSP, CWSP Fund, SA, CPS II-A, CPS II-B, CPS, Warnock and Hughes are considered part of a group. Cahill is not a managing member of CPS, therefore the amounts reported as beneficially owned by him reflect the ownership levels if CWSP, CWSP Fund, SA, and the Partners are considered part of a group.

     Because of their relationship as affiliated entities, each of the Funds and the Partners may be deemed to own beneficially the securities held of record by all of the Funds. As a general partner of the CWSP Fund and SA, CWSP may be deemed to own beneficially the securities directly beneficially held by CWSP Fund and SA. Notwithstanding the foregoing, CWSP, CWSP Fund and SA each disclaims beneficial ownership of any securities not held of record by it. As a general partner of CPS II-A and CPS II-B, CPS may be deemed to own beneficially the securities directly beneficially held by CPS II-A and CPS II-B. Notwithstanding the foregoing, CPS, CPS II-A and CPS II-B each disclaims beneficial ownership of any securities not held of record by it. The amounts reported as beneficially owned reflect the ownership levels if the Funds, the Partners, and the Members beneficially owned the securities directly beneficially held by the Funds. The Managing Members, as general partners of CWSP and managing members of CPS, may be deemed to own beneficially the securities directly beneficially held by the Funds. Notwithstanding the foregoing, the Managing Members each disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein. Cahill, as a general partner of CWSP may be deemed to own beneficially the securities directly beneficially held by CWSP Fund and SA. Notwithstanding the foregoing, Cahill disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.

     All calculations of beneficial ownership percentages assume that the Issuer had 15,126,527 shares of Common Stock outstanding as of October 21, 2003, as represented by the Issuer to the Reporting Persons.

     The securities directly beneficially owned by the Funds are:

CWSP Fund:	714,349 shares of Common Stock and 582,163 shares of Common Stock issuable upon exercise of warrants

SA	39,582 shares of Common Stock and 15,858 shares of Common Stock issuable upon exercise of warrants

CPS II-A	551,650 shares of Common Stock issuable upon exercise of warrants

CPS II-B	32,275 shares of Common Stock issuable upon exercise of warrants

(b)	Percent of class:

	Cahill, Warnock Strategic Partners Fund, L.P.	11.9%

	Strategic Associates, L.P.	11.9%

	Cahill, Warnock Strategic Partners, L.P.	11.9%

	Camden Partners Strategic Fund II-A, L.P.	11.9%

	Camden Partners Strategic Fund II-B, L.P.	11.9%

	Camden Partners Strategic II, LLC	11.9%

	Edward L. Cahill	8.6%

	David L. Warnock	11.9%

	Donald W. Hughes	11.9%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

	Cahill, Warnock Strategic Partners Fund, L.P.	0

	Strategic Associates, L.P.	0

	Cahill, Warnock Strategic Partners, L.P.	0

	Camden Partners Strategic Fund II-A, L.P.	0

	Camden Partners Strategic Fund II-B, L.P.	0

	Camden Partners Strategic II, LLC	0

	Edward L. Cahill	0

David L. Warnock	0

Donald W. Hughes	0

(ii) Shared power to vote or to direct the vote:

Cahill, Warnock Strategic Partners Fund, L.P.	1,936,326

Strategic Associates, L.P.	1,936,326

Cahill, Warnock Strategic Partners, L.P.	1,936,326

Camden Partners Strategic Fund II-A, L.P.	1,936,326

Camden Partners Strategic Fund II-B, L.P.	1,936,326

Camden Partners Strategic II, LLC	1,936,326

Edward L. Cahill	1,351,951

David L. Warnock	1,936,326

Donald W. Hughes	1,936,326

(iii) Sole power to dispose or to direct the disposition of:

Cahill, Warnock Strategic Partners Fund, L.P.	0

Strategic Associates, L.P.	0

Cahill, Warnock Strategic Partners, L.P.	0

Camden Partners Strategic Fund II-A, L.P.	0

Camden Partners Strategic Fund II-B, L.P.	0

Camden Partners Strategic II, LLC	0

Edward L. Cahill	0

David L. Warnock	0

Donald W. Hughes	0

(iv) Shared power to dispose or to direct the disposition of:

Cahill, Warnock Strategic Partners Fund, L.P.	1,936,326

Strategic Associates, L.P.	1,936,326

Cahill, Warnock Strategic Partners, L.P.	1,936,326

Camden Partners Strategic Fund II-A, L.P.	1,936,326

Camden Partners Strategic Fund II-B, L.P.	1,936,326

Camden Partners Strategic II, LLC	1,936,326

Edward L. Cahill	1,351,951

David L. Warnock	1,936,326

Donald W. Hughes	1,936,326

Item 5. Ownership of Five Percent or Less of a Class

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company or Control Person

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

     Exhibit 1 — Agreement regarding filing of joint Schedule 13G (attached).

     Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed by the Reporting Persons with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).

     Exhibit 3 — Power of Attorney for Edward L. Cahill (previously filed as Exhibit 3 to Schedule 13G/A filed by the Reporting Persons with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October   , 2003

Cahill, Warnock Strategic Partners Fund, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes Title: General Partner

Strategic Associates, L.P.

By: Cahill, Warnock Strategic Partners, L.P., its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes Title: General Partner

Cahill, Warnock Strategic Partners, L.P.

/s/ Donald W. Hughes Name: Donald W. Hughes Title: General Partner

Camden Partners Strategic Fund II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes Title: Managing Member

Camden Partners Strategic Fund II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes Name: Donald W. Hughes Title: Managing Member

Camden Partners Strategic II, LLC

/s/ Donald W. Hughes Name: Donald W. Hughes Title: Managing Member

Edward L. Cahill

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

99.1	Agreement of Joint Filing